UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of July 2022
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rue 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three and six months ended June 30, 2022

Interim consolidated financial statements of North American Construction Group Ltd. for the three and six months ended June 30, 2022

99.1	North American Construction Group Ltd. Announces Results for the Second Quarter Ending June 30, 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Executive Vice President & Chief Financial Officer
Date: July 27, 2022

NORTH AMERICAN CONSTRUCTION GROUP LTD.

# 2022 SECOND QUARTER REPORT

EVERYONE GETS HOME SAFE

Letter to Shareholders
Forgive me for the preamble and my affinity for analogies, but I wanted to share with you my experience from a recent trip to Kentucky and Tennessee to meet with one of our component remanufacturing partners. While there, I witnessed a weather phenomenon whereby high temperatures and high humidity created an intense but brief thunderstorm known locally as a pop-up storm. These unpredictable storms interrupt typical sunny summer days and send people running for cover for the 20 or so minutes they last.
This past second quarter was a pop-up storm for NACG. As I stated in my previous letter, we experienced unprecedented inflationary pressure in Q1 in areas such as vendor parts prices and maintenance labour wages and were seeking to resolve those issues through contractual administration and transparent discussions with our customers. We experienced significant additional maintenance labour wage escalation and further parts price increases in late May and June, which brought forth this storm requiring us to update our escalation requests to our customers. With updated submissions and commencement of client discussions, we believe we are on the right side of this storm now but are doubtful about our ability to fully recoup all of our escalated costs in the 2022 calendar year. As such, we have updated our guidance to reflect the unfolding reality of these escalations.
Although the cost escalation has us posting a quarter that unfortunately fell short of budget, I remain both upbeat and optimistic on our business performance going forward and the strength of our corporate strategy. I base my optimism on both current and long-term analysis. Q2 was our first quarter in two years where the pandemic had no material financial impact, and in which we achieved both improved safety performance and solid operational execution. Outside of our oil sands work, our partnerships, including Nuna Logistics and our recently purchased DGI business, were able to achieve Q2 financial targets even with the inflationary pressures. In Q2, our maintenance team commenced operations in the recently completed facility expansion in Acheson, opened up our telematics analysis and operational office, completed five haul truck complete machine rebuild growth assets for our Mikisew partnership, and made significant progress on our plans for recruiting, retaining, and developing our maintenance workforce. Looking longer term, the strength of our backlog, bid pipeline, and projected commodity prices along with our continued progress on diversification give me confidence in sustained strong demand for our safe, low-cost services. Similarly, I believe our operations team focus on fleet maintenance and execution will lead to increased equipment utilization and lower operating costs, which we estimate will increase both top line and margins over the coming years. Historically, we have not provided much in the way of projections beyond the fiscal year, but as our future becomes more predictable with growing backlog, we will look to expand those projections to give shareholders more insight into where we believe the business is heading.
Although our projected free cash flow has reduced, shareholder activity remains strong with our dividend doubled in Q1 and our commitment to repurchase shares under our normal course issuer bid for as long as we believe our share price lies below its intrinsic value. While I am in no way pleased to be lowering guidance, I do believe the resilience of our business is shown by the fact that, despite the storm we have endured in Q2, we are able to maintain free cash flow levels which reduce both debt and outstanding shares by approximately 7-8%. We expect to continue with this rationale of capital allocation every year our share price remains low and expect this to have increasing impact as our free cash flow recovers.
It was great to get out and meet some of our shareholders in-person in New York, Toronto, and Montreal over the last couple of months and I look forward to seeing more of you later in the year. It was also great to hear the interest from potential new investors. The inflationary pressures and cost volatility this quarter have frustrated our organization but, as people in Kentucky and Tennessee know, these brutal storms are brief. So, as we step out of the pop-up storm of Q2, we remain confident in our bandwidth to weather these storms and are working diligently in executing the plans we have in front of us.
Joseph Lambert
President & Chief Executive Officer
July 27, 2022

i

Management’s Discussion and Analysis
For the three and six months ended June 30, 2022
July 27, 2022
The following Management’s Discussion and Analysis ("MD&A") is as of July 27, 2022 and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three and six months ended June 30, 2022, the audited consolidated financial statements and notes that follow for the year ended December 31, 2021 and our annual MD&A for the year ended December 31, 2021.
All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators' SEDAR system at www.sedar.com, the US Securities and Exchange Commission's website at www.sec.gov and our Company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. Non-GAAP financial measures do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. In our MD&A, we use non-GAAP financial measures such as "adjusted EPS", "adjusted net earnings", "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "total combined revenue", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash provided by operating activities prior to change in working capital", "equity investment depreciation and amortization", "equity investment EBIT", "free cash flow", "growth capital", "invested capital", "margin", "net debt", "senior debt", "sustaining capital" and "total debt". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements. A summary of our non-GAAP measures is included below under the heading "Non-GAAP financial measures".

Management's Discussion and Analysis June 30, 2022	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Interim MD&A - Quarter 2 Highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Three months ended
	June 30,
	2022	2021(iii)	Change
Revenue	$168,028	$139,333	$28,695
Total combined revenue(i)	227,954	175,972	51,982

Gross profit	12,440	14,453	(2,013)
Gross profit margin	7.4%	10.4%	(3.0)%

Operating income	6,301	1,187	5,114

Adjusted EBITDA(i)	41,649	42,373	(724)
Adjusted EBITDA margin(i)(ii)	18.3%	24.1%	(5.8)%

Net income	7,514	2,742	4,772
Adjusted net earnings(i)	4,717	8,807	(4,090)

Cash provided by operating activities	35,485	25,267	10,218
Cash provided by operating activities prior to change in working capital(i)	33,373	27,903	5,470

Free cash flow(i)	10,393	3,430	6,963

Purchase of PPE	27,121	28,880	(1,759)
Sustaining capital additions(i)	22,341	19,714	2,627
Growth capital additions(i)	—	48	(48)

Basic net income per share	$0.27	$0.10	$0.17
Adjusted EPS(i)	$0.17	$0.31	$(0.14)
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Revenue of $168.0 million represented a $28.7 million (or 21%) increase from Q2 2021. The remobilization of the fleet at the Fort Hills mine and revenue earned by DGI Trading Pty Ltd. ("DGI"), which was acquired on July 1, 2021, were the primary drivers of the quarter-over-quarter increase. A secondary driver which contributed approximately 5% of the overall positive variance was the sale of rebuilt ultra-class trucks to the Mikisew North American Limited Partnership ("MNALP") that took place during the quarter. Operating utilization in the quarter of 59% was higher than Q2 2021 of 52% but lower than management expectation. It is estimated that the high vacancy rate of heavy equipment technician roles impacted revenue by $15 million and was the key factor, amongst many, in the overall equipment utilization achieved in the quarter.
Combined revenue of $228.0 million represented a $52.0 million (or 30%) increase from Q2 2021. Our share of revenue generated in Q2 2022 by joint ventures and affiliates was $59.9 million compared to $36.6 million in Q2 2021 (an increase of 64%). Nuna Group of Companies again achieved another strong quarter of top-line performance driven by the activity at the gold mine in Northern Ontario and was the primary driver of the increase. Secondary drivers of the increase in combined revenue include: i) the top-line revenue impacts the rebuilt ultra-class haul trucks now owned by MNALP, ii) the increasing throughput of the component rebuild programs managed and performed by the Brake Supply North American joint venture, and lastly iii) the recently formed joint ventures dedicated to the Fargo-Moorhead flood diversion project. The ground-breaking ceremony is scheduled for early August and initial earthworks in the Fargo-Moorhead region is scheduled to commence in mid to late Q3 2022.

Management's Discussion and Analysis June 30, 2022	M-2	North American Construction Group Ltd.

Adjusted EBITDA of $41.6 million was a slight decrease from the Q2 2021 result of $42.4 million as revenue increases were more than offset by difficult and problematic operating challenges primarily related to the aforementioned vacancies of heavy equipment technician roles. Adjusted EBITDA margin of 18.3% reflected these challenges along with inflation drivers including: i) higher costs experienced on site from supplier and vendor price increases and ii) the delayed timing impact of equipment rate escalations which lag based on published index values. When comparing to Q2 2021, the Canadian Emergency Wage Subsidy ("CEWS") program, which concluded in Q4 2021, was a factor in quarter-over-quarter comparisons. Slightly offsetting these margins challenges in the quarter were the higher margins realized from parts and component sales made by DGI as well as the profitable sales of ultra-class trucks made during the quarter.
General and administrative expenses (excluding stock-based compensation) were $6.9 million, or 4.1% of revenue, compared to $6.0 million, or 4.3% of revenue and were considered stable for the quarter. Cash related interest expense for the quarter was $5.3 million at an average cost of debt of 5.2% compared to 4.0% in Q2 2021 as posted interest rates have increased noticeably over the past twelve months.
Adjusted EPS of $0.17 on adjusted net earnings of $4.7 million is 45% down from the prior year figure of $0.31 and is correlated with adjusted EBITDA performance as depreciation, tax and interest tracked as expected. Weighted-average common shares outstanding for the second quarters of 2022 and 2021 were stable at 27,968,510 and 28,077,514, respectively, as the majority of share cancellations in Q2 2022 occurred late in the quarter. For reference, the quarter ended with 27,314,372 common shares issued and outstanding.
Free cash flow was $10.4 million in the quarter as adjusted EBITDA generated $41.6 million, detailed above, and when netted against sustaining capital additions ($22.3 million) and cash interest paid ($5.8 million) produced positive cash of $13.5 million and translated well into overall free cash flow. Changes in working capital balances as well as the cash managed within the various joint ventures did not have a significant overall impact in the quarter. That said, the ultra-class rebuild program notably reduced work-in-progress inventories by $9.7 million in the quarter as commissioning and sale of certain units occurred during the second quarter.
SIGNIFICANT BUSINESS EVENTS
Normal Course Issuer Bid
On April 6, 2022, we announced a Normal Course Issuer Bid ("NCIB") to purchase, for cancellation, up to 2,113,054 of our voting common shares, representing 10.0% of our public float and 7.1% of our issued and outstanding common shares as of March 31, 2022. In order to comply with applicable securities laws, we can purchase a maximum of 1,498,716 common shares (or approximately 5.0% of the issued and outstanding voting common shares) on the NYSE and alternative trading systems. This NCIB commenced on April 11, 2022 and will terminate no later than April 10, 2023.
Contract Award and Extension
On March 17, 2022, we announced a five-year contract award to MNALP by a major oil sands producer. Given the contractual scope included in the award, the new agreement qualifies for backlog which is estimated at $125 million. Based on the heavy equipment fleet and our experience at this site, we estimate this contractual backlog represents approximately one-third of the work we will complete over the contract term.

Management's Discussion and Analysis June 30, 2022	M-3	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Three and six months ended June 30, 2022 results

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands, except per share amounts)	2022	2021(iii)	2022	2021(iii)
Revenue	$168,028	$139,333	$344,739	$307,180
Project costs	74,632	41,557	136,747	92,159
Equipment costs	54,616	56,954	116,569	111,839
Depreciation	26,340	26,369	57,032	57,540
Gross profit	$12,440	$14,453	$34,391	$45,642
Gross profit margin	7.4%	10.4%	10.0%	14.9%
General and administrative expenses (excluding stock-based compensation)	6,895	5,969	11,850	12,938
Stock-based compensation expense (benefit)	(1,843)	7,651	(566)	10,025
Operating income	6,301	1,187	21,943	23,291
Interest expense, net	5,565	4,395	10,247	8,937
Net income	7,514	2,742	21,071	22,128

Adjusted EBITDA(i)	41,649	42,373	99,389	103,513
Adjusted EBITDA margin(i)(ii)	18.3%	24.1%	21.4%	28.1%

Per share information
Basic net income per share	$0.27	$0.10	$0.75	$0.78
Diluted net income per share	$0.25	$0.09	$0.69	$0.72
Adjusted EPS(i)	$0.17	$0.31	$0.69	$0.97
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2022	2021(ii)	2022	2021(ii)
Revenue from wholly-owned entities per financial statements	$168,028	$139,333	$344,739	$307,180
Share of revenue from investments in affiliates and joint ventures	125,774	72,164	251,204	135,618
Adjustments for joint ventures	(65,848)	(35,525)	(131,403)	(74,706)
Total combined revenue(i)	$227,954	$175,972	$464,540	$368,092

(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncement and Measures".

Management's Discussion and Analysis June 30, 2022	M-4	North American Construction Group Ltd.

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2022	2021(ii)	2022	2021(ii)
Net income	$7,514	$2,742	$21,071	$22,128
Adjustments:
Loss (gain) on disposal of property, plant and equipment	1,087	(354)	1,164	(612)
Stock-based compensation expense (benefit)	(1,843)	7,651	(566)	10,025
Net realized and unrealized gain on derivative financial instruments	—	(253)	—	(2,737)
Write-down on assets held for sale	—	700	—	700
Equity investment net realized and unrealized gain on derivative financial instruments	(2,215)	—	(2,215)	—
Tax effect of the above items	174	(1,679)	(138)	(2,165)
Adjusted net earnings(i)	4,717	8,807	19,316	27,339
Adjustments:
Tax effect of the above items	(174)	1,679	138	2,165
Interest expense, net	5,565	4,395	10,247	8,937
Income tax (benefit) expense	1,557	(540)	5,201	4,410
Equity earnings in affiliates and joint ventures(i)	(8,335)	(5,157)	(14,576)	(9,447)
Equity investment EBIT(i)	9,421	5,666	17,109	10,057
Adjusted EBIT(i)	12,751	14,850	37,435	43,461
Adjustments:
Depreciation and amortization	26,572	26,436	57,459	57,475
Write-down on assets held for sale	—	(700)	—	(700)
Equity investment depreciation and amortization(i)	2,326	1,787	4,495	3,277
Adjusted EBITDA(i)	$41,649	$42,373	$99,389	$103,513
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncement and Measures".

A reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT and depreciation and amortization is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2022	2021(ii)	2022	2021(ii)
Equity earnings in affiliates and joint ventures	$8,335	$5,157	$14,576	$9,447
Adjustments:
Interest expense, net	555	84	1,312	164
Income tax expense	480	239	1,170	313
Gain on disposal of property, plant and equipment	51	186	51	133
Equity investment EBIT(i)	$9,421	$5,666	$17,109	$10,057
Depreciation	$2,150	$1,611	$4,143	$2,935
Amortization of intangible assets	176	176	352	342
Equity investment depreciation and amortization(i)	$2,326	$1,787	$4,495	$3,277
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Analysis of three and six months ended June 30, 2022 results
Revenue
For the three months ended June 30, 2022, revenue was $168.0 million, up from $139.3 million in the same period last year. The majority of this quarter-over-quarter positive variance was generated by the equipment fleet at the Fort Hills mine which was remobilized to that mine site in the second and third quarters of 2021. Additionally, revenues were bolstered by the acquisition of the Australian component supplier in Q3 2021 and the sale of five rebuilt ultra-class haul trucks. Increases in revenue benefited from improved operating utilization to 59% (from 52% in Q2 2021) driven by the full quarter of operation at the Fort Hills mine but was negatively impacted by shortages in heavy equipment technicians and general workforce availability issues in the Fort McMurray region.

Management's Discussion and Analysis June 30, 2022	M-5	North American Construction Group Ltd.

For the six months ended June 30, 2022, revenue was $344.7 million, up from $307.2 million in the same period last year. This increase of 12% reflects the same Q2 factors mentioned above.
Gross profit
For the three months ended June 30, 2022, gross profit was $12.4 million, and a 7.4% gross profit margin, down from a gross profit of $14.5 million and gross profit margin of 10.4% in the same period last year. In addition to the heavy equipment technician shortage negatively impacting equipment availability, inflationary pressures on labour and parts drove higher repair and maintenance costs in the period. Also, when comparing to Q2 2021, the discontinued CEWS program was a factor in quarter-over-quarter comparisons. Offsetting these challenges in the quarter were increased profits from the sale of rebuilt ultra-class haul trucks and the continued strong margins from parts and component sales made by DGI. When the current quarter to Q2 2021 project costs, cost escalations experienced in the oil sands region, the sale of ultra-class trucks and the inclusion of DGI Trading were the key drivers.
For the six months ended June 30, 2022, gross profit was $34.4 million, and a 10.0% gross profit margin, down from $45.6 million, and a 14.9% gross profit margin, in the same period last year. The gross profit margin was impacted by the Q2 factors discussed above and workforce availability issues in January due to high COVID-19 Omicron cases.
For the three months ended June 30, 2022, depreciation was $26.3 million, or 15.7% of revenue, down from $26.4 million, or 18.9% of revenue, in the same period last year. The decreased depreciation percentage in the current quarter is largely related to increased non-equipment related revenue from our external maintenance customers.
For the six months ended June 30, 2022, depreciation was $57.0 million, or 16.5% of revenue, down from $57.5 million, or 18.7% of revenue, in the same period last year. The decrease in depreciation for the six months ended June 30, 2022 is driven by the Q2 factors discussed above as well as an increased third party rental fleet in Q1 which has the effect of lowering depreciation as a percentage of revenue as these costs are used to generate revenue without any correlated depreciation.
Operating income
For the three months ended June 30, 2022, we recorded operating income of $6.3 million, an increase of $5.1 million from the $1.2 million for the same period last year. General and administrative expense, excluding stock-based compensation expense, was $6.9 million (or 4.1% of revenue) for the quarter, higher than the $6.0 million (or 4.3% of revenue) in the prior year. Stock-based compensation expense decreased by $9.5 million compared to the prior year primarily due to the fluctuating share price on the carrying value of our liability classified award plans.
For the six months ended June 30, 2022, we recorded operating income of $21.9 million, a decrease of $1.3 million from the $23.3 million for the same period last year. General and administrative expense, excluding stock-based compensation expense was $11.9 million (or 3.4% of revenue) compared to the $12.9 million (or 4.2% of revenue) for the six months ended June 30, 2021. General and administrative expenses notably benefited from a one-time Fargo-Moorhead joint venture receipt which was recognized as a recovery. Excluding this recovery, direct G&A spending was 4.3% of revenue. Stock-based compensation expense decreased by $10.6 million compared to the prior year primarily due to the fluctuating share price on the carrying value of our liability classified award plans.

Management's Discussion and Analysis June 30, 2022	M-6	North American Construction Group Ltd.

Non-operating income and expense

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2022	2021(i)	2022	2021(i)
Interest expense
Credit Facility	$1,753	$1,679	$3,182	$3,587
Convertible debentures	1,710	1,008	3,402	1,686
Finance lease obligations	429	610	868	1,237
Mortgage	252	242	506	486
Promissory notes	121	107	236	214
Financing obligations	340	425	677	805
Amortization of deferred financing costs	269	235	550	441
Interest expense	$4,874	$4,306	$9,421	$8,456
Other interest expense	691	89	826	481
Total interest expense, net	$5,565	$4,395	$10,247	$8,937

Equity earnings in affiliates and joint ventures	$(8,335)	$(5,157)	$(14,576)	$(9,447)
Net realized and unrealized gain on derivative financial instruments	—	(253)	—	(2,737)
Income tax expense (benefit)	1,557	(540)	5,201	4,410

(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Total interest expense was $5.6 million during the three months ended June 30, 2022, an increase from the $4.4 million recorded in the prior year. During the six months ended June 30, 2022, total interest expense was $10.2 million, an increase from the $8.9 million recorded in the prior year.
Cash related interest expense for the three months ended June 30, 2022, calculated as interest expense excluding amortization of deferred financing costs of $0.3 million, was $5.3 million and represents an average cost of debt of 5.2% when factoring in the Credit Facility balances during the quarter (compared to 4.0% for the three months ended June 30, 2021). Cash related interest expense for the six months ended June 30, 2022 (excluding amortization of deferred financing cost of $0.6 million) was $9.7 million and represents an average cost of debt of 4.8% (compared to 3.9% for the six months ended June 30, 2021).
Equity earnings in affiliates and joint ventures of $8.3 million and $14.6 million for the three and six months ended June 30, 2022, respectively, were generated by the Nuna Group of Companies and other various joint ventures consolidated using the equity method. The increase in the three and six months ended June 30, 2022 can be attributed to the ramp-up of work on the Fargo-Moorhead project and the rebuilt ultra-class haul trucks now owned by MNALP.
We recorded income tax expense of $1.6 million and $5.2 million for the three and six months ended June 30, 2022, respectively. Income tax benefit and expense relates to income excluding equity earnings in affiliates and joint ventures.
Net income and comprehensive income
For the three months ended June 30, 2022, we recorded $7.5 million of net income and comprehensive income available to shareholders (basic net income per share of $0.27 and diluted net income per share of $0.25), compared to $2.7 million net income and comprehensive income available to shareholders (basic net income per share of $0.10 and diluted net income per share of $0.09) recorded for the same period last year.
For the six months ended June 30, 2022, we recorded $21.1 million net income and comprehensive income available to shareholders (basic net income per share of $0.75 and diluted net income per share of $0.69), compared to $22.1 million net income and comprehensive income available to shareholders (basic net income per share of $0.78 and diluted net income per share of $0.72) for the same period last year.

Management's Discussion and Analysis June 30, 2022	M-7	North American Construction Group Ltd.

The table below provides the calculation of our adjusted EPS:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2022	2021	2022	2021
Net income and comprehensive income	7,539	2,742	21,087	22,128
Diluted net income available to common shareholders	$7,514	$2,742	$23,990	$23,581

Adjusted net earnings(i)	$4,717	$8,807	$19,592	$27,339

Weighted-average number of common shares	27,968,510	28,077,514	28,196,369	28,202,488
Weighted-average number of diluted common shares	29,542,690	30,011,618	34,882,824	32,733,824

Basic net income per share	$0.27	$0.10	$0.75	$0.78
Diluted net income per share	$0.25	$0.09	$0.69	$0.72
Adjusted EPS(i)	$0.17	$0.31	$0.69	$0.97
(i)See "Non-GAAP Financial Measures".
The table below summarizes our consolidated results for the preceding eight quarters:

(dollars in millions, except per share amounts)	Q2 2022	Q1 2022	Q4 2021	Q1 2021	Q2 2021(iv)	Q1 2021(iv)	Q4 2020(iv)	Q3 2020(iv)
Revenue	$168.0	$176.7	$181.0	$166.0	$139.3	$167.8	$136.1	$93.6
Gross profit(i)	12.4	22.0	23.1	21.7	14.5	31.2	22.6	14.8
Adjusted EBITDA(i)	41.6	57.7	56.3	47.5	42.4	61.1	45.2	37.1
Net income and comprehensive income	7.5	13.5	15.3	14.0	2.7	19.4	10.0	6.8
Basic net income per share(ii)	$0.27	$0.48	$0.54	$0.49	$0.10	$0.68	$0.34	$0.23
Diluted net income per share(ii)	$0.25	$0.43	$0.48	$0.44	$0.09	$0.62	$0.32	$0.22
Adjusted EPS(i)(ii)	$0.17	$0.51	$0.59	$0.50	$0.32	$0.65	$0.36	$0.26

Cash dividend per share(iii)	$0.08	$0.08	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04
(i)See "Non-GAAP Financial Measures".
(ii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
(iv)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Highlights” in our annual MD&A for the year ended December 31, 2021.

Management's Discussion and Analysis June 30, 2022	M-8	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position

(dollars in thousands)	June 30, 2022	December 31, 2021	Change
Cash	$11,717	$16,601	$(4,884)
Working capital assets
Accounts receivable	$67,160	$68,787	$(1,627)
Contract assets	9,906	9,759	147
Inventories	47,402	44,544	2,858
Contract costs	1,143	2,673	(1,530)
Prepaid expenses and deposits	4,461	6,828	(2,367)
Working capital liabilities
Accounts payable	(73,645)	(76,251)	2,606
Accrued liabilities	(19,499)	(33,389)	13,890
Contract liabilities	(519)	(3,349)	2,830
Total net current working capital (excluding cash)	$36,409	$19,602	$16,807

Property, plant and equipment	641,580	640,950	630
Total assets	870,183	869,278	905

Credit Facility(i)	140,000	110,000	30,000
Finance lease obligations(i)	49,710	54,721	(5,011)
Financing obligations(i)	40,368	47,945	(7,577)
Promissory notes(i)	14,099	13,210	889
Senior debt(ii)	$244,177	$225,876	$18,301
Convertible debentures(i)	129,750	129,750	—
Mortgage(i)	29,622	30,000	(378)
Total debt(ii)	$403,549	$385,626	$17,923
Cash	(11,717)	(16,601)	4,884
Net debt(ii)	$391,832	$369,025	$22,807
Total shareholders' equity	278,866	278,463	403
Invested capital(ii)	$670,698	$647,488	$23,210
(i)Includes current portion.
(ii)See "Non-GAAP Financial Measures".
As at June 30, 2022, we had $11.7 million in cash and $154.4 million of unused borrowing availability on the Credit Facility for a total liquidity of $166.1 million (defined as cash plus available and unused Credit Facility borrowings).
Our liquidity is complemented by available borrowings through our equipment leasing partners. As at June 30, 2022 our total available capital liquidity was $192.7 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint ventures that we guarantee.

(dollars in thousands)	June 30, 2022	December 31, 2021
Credit Facility limit	$325,000	$325,000
Finance lease borrowing limit	150,000	150,000
Other debt borrowing limit	20,000	20,000
Total borrowing limit	$495,000	$495,000
Senior debt(i)	(244,177)	(225,876)
Letters of credit	(30,585)	(33,884)
Joint venture guarantee	(39,260)	(18,719)
Cash	11,717	16,601
Total capital liquidity	$192,695	$233,122

(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis June 30, 2022	M-9	North American Construction Group Ltd.

As at June 30, 2022, we had $nil in trade receivables that were more than 30 days past due compared to $1.4 million as at December 31, 2021. As at June 30, 2022 and December 31, 2021, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of past due trade receivables. We continue to monitor the credit worthiness of our customers. As at June 30, 2022, holdbacks totaled $0.2 million, down from $0.4 million as at December 31, 2021.
Capital additions

Reconciliation to Statements of Cash Flows	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2022	2021	2022	2021
Purchase of PPE	$27,121	$28,880	$52,386	$58,069
Additions to intangibles	1,043	257	2,616	568
Gross capital expenditures	$28,164	$29,137	$55,002	$58,637
Proceeds from sale of PPE	(1,527)	(7,750)	(2,045)	(8,818)
Change in capital inventory and capital work in progress	(4,296)	(1,625)	(5,072)	(2,569)
Capital expenditures, net(i)	$22,341	$19,762	$47,885	$47,250
Lease additions	—	—	8,695	15,023
Capital additions(i)	$22,341	$19,762	$56,580	$62,273
(i)See "Non-GAAP Financial Measures".

Sustaining and Growth Additions	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2022	2021	2022	2021
Sustaining	$22,341	$19,714	$47,885	$47,202
Growth	—	48	—	48
Capital expenditures, net(i)	$22,341	19,762	$47,885	$47,250
Sustaining	—	—	8,695	15,023
Growth	—	—	—	—
Lease additions	$—	—	$8,695	$15,023
Sustaining	22,341	19,714	56,580	62,225
Growth	—	48	—	48
Capital additions(i)	$22,341	$19,762	$56,580	$62,273
(i)See "Non-GAAP Financial Measures".
Capital additions for the three months ended June 30, 2022 are $22.3 million ($19.8 million in the prior year) and $56.6 million ($62.3 million in the prior year) for the six months ended June 30, 2022. Both the current quarter and current year capital additions are comprised fully of sustaining capital additions which were exclusively dedicated to routine capital maintenance activities required to maintain the current fleet as well as the purchase of smaller heavy equipment assets for the summer construction season.
We finance a portion of our heavy construction fleet through finance leases and we continue to lease our motor vehicle fleet through our finance lease facilities. For the six months ended June 30, 2022 sustaining capital additions financed through finance leases was $8.7 million ($15.0 million for the same period in 2021). Our equipment fleet is currently split among owned (61%), finance leased (33%) and rented equipment (6%).
For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2021.

Management's Discussion and Analysis June 30, 2022	M-10	North American Construction Group Ltd.

Summary of consolidated cash flows

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2022	2021(i)	2022	2021(i)
Cash provided by operating activities	$35,485	$25,267	$59,670	$67,096
Cash used in investing activities	(25,092)	(21,885)	(51,903)	(43,202)
Cash used in financing activities	(18,823)	(18,690)	(12,667)	(51,367)
Decrease in cash	$(8,430)	$(15,308)	$(4,900)	$(27,473)

(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Operating activities

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2022	2021(i)	2022	2021(i)
Cash provided by operating activities prior to change in working capital(ii)	$33,373	$27,903	$78,227	$88,119
Net changes in non-cash working capital	2,112	(2,636)	(18,557)	(21,023)
Cash provided by operating activities	$35,485	$25,267	$59,670	$67,096

(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
Cash provided by operating activities for the three months ended June 30, 2022 was $35.5 million, compared to cash provided by operating activities of $25.3 million for the three months ended June 30, 2021. The increase in cash flow in the current period is largely a result of an increase to dividends and advances received from affiliates and joint ventures in the quarter. Cash provided by operating activities for the six months ended June 30, 2022 was $59.7 million, compared to cash provided by operating activities of $67.1 million for the six months ended June 30, 2021. The decrease in cash flow in the current year is mostly due to lower gross profit.
Cash provided by or used in the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2022	2021(i)	2022	2021(i)
Accounts receivable	$(9,455)	$16,794	$1,627	$(11,967)
Contract assets	796	185	(147)	1,595
Inventories	6,627	(6,264)	(2,858)	(8,823)
Contract costs	877	(1,435)	1,530	(2,466)
Prepaid expenses and deposits	192	(431)	2,642	652
Accounts payable	8,580	(3,137)	(2,606)	5,009
Accrued liabilities	(4,376)	(4,050)	(15,915)	(4,777)
Contract liabilities	(1,129)	(4,298)	(2,830)	(246)
	$2,112	$(2,636)	$(18,557)	$(21,023)

(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Investing activities
Cash used in investing activities for the three months ended June 30, 2022 was $25.1 million, compared to cash used in investing activities of $21.9 million for the three months ended June 30, 2021. Current period investing activities largely relate to $27.1 million for the purchase of property, plant and equipment, partially offset by $1.5 million cash received on disposal of property, plant and equipment. Prior year investing activities included $28.9 million for the purchase of property, plant and equipment, partially offset by $7.8 million cash received on the disposal of property, plant and equipment.
Cash used in investing activities for the six months ended June 30, 2022 was $51.9 million, compared to cash used in investing activities of $43.2 million for the six months ended June 30, 2021. Current year to date investing activities largely relate to $52.4 million for the purchase of property, plant and equipment, partially offset by $2.0 million in proceeds from the disposal of property, plant and equipment. Prior year investing activities included $58.1

Management's Discussion and Analysis June 30, 2022	M-11	North American Construction Group Ltd.

million for the purchase of property, plant and equipment, offset by $8.8 million in proceeds from the disposal of property, plant and equipment and a $7.1 million gain from the settlement of a derivative financial instrument.
Financing activities
Cash used in financing activities during the three months ended June 30, 2022 was $18.8 million, which included $23.4 million in proceeds from long-term debt offset by $15.6 million of long-term debt repayments, $6.8 million in finance lease obligation repayments, $17.4 million expended on the share purchase program, and dividend payments of $2.3 million. Cash used in financing activities during the three months ended June 30, 2021 was $18.7 million, which included proceeds from long-term debt of $74.8 million, offset by $80.3 million of long-term debt repayments, $8.3 million in finance lease obligation repayments and $3.5 million from financing fees for the 5.50% convertible debentures.
Cash used in financing activities during the six months ended June 30, 2022 was $12.7 million, which included $43.4 million in proceeds from long-term debt offset by $20.5 million of long-term debt repayments, $13.7 million in finance lease obligation repayments, $18.3 million expended on the share purchase program, and dividend payments of $3.4 million. Cash used in financing activities during the six months ended June 30, 2021 was $51.4 million, which included $96.5 million in proceeds from long-term debt offset by $109.5 million of long-term debt repayments, $16.4 million in finance lease obligation repayments, $16.5 million expended on the share purchase program, $3.5 million from financing fees for the 5.50% convertible debentures, and dividend payments of $2.2 million.
Free cash flow

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2022	2021	2022	2021
Cash provided by operating activities	$35,485	$25,267	$59,670	$67,096
Cash used in investing activities	(25,092)	(21,885)	(51,903)	(43,202)
Capital additions financed by leases	—	—	(8,695)	(15,023)
Add back:
Growth capital additions	—	48	—	48
Free cash flow(i)	$10,393	$3,430	$(928)	$8,919
(i)See "Non-GAAP Financial Measures".
Free cash flow of $10.4 million in the quarter was positively impacted by a variety of timing impacts related to working capital balances, capital work in process and cash balances owed by affiliates and joint ventures. Excluding timing impacts, positive cash flow of $13.5 million was generated by adjusted EBITDA of $41.6 million detailed above offset by sustaining capital additions of $22.3 million and cash interest paid of $5.8 million.
Free cash flow for the six months ended June 30, 2022 was a use of cash of $0.9 million, the decrease was primarily driven by change in working capital balances which alone consumed $18.6 million. Excluding timing impacts, positive cash flow of $33.0 million was generated by the adjusted EBITDA of $99.4 million, offset by sustaining capital additions of $56.6 million, and cash interest paid of $9.8 million.

Management's Discussion and Analysis June 30, 2022	M-12	North American Construction Group Ltd.

Contractual obligations
Our principal contractual obligations relate to our long-term debt, finance and operating leases, and supplier contracts. The following table summarizes our future contractual obligations as of June 30, 2022, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at June 30, 2022 and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2022	2023	2024	2025	2026 and thereafter
Credit Facility	$155,133	$3,351	$6,647	$145,135	$—	$—
Convertible debentures	164,703	3,431	6,861	6,861	6,861	140,689
Mortgage	43,697	892	1,783	1,783	1,783	37,456
Promissory notes	15,009	3,145	6,275	3,456	1,735	398
Finance leases (i)	51,760	13,643	20,113	11,722	3,427	2,855
Operating leases(ii)	17,609	865	1,513	1,188	1,724	12,319
Non-lease components of lease commitments(iii)	220	108	105	(7)	7	7
Financing obligations	42,124	7,506	15,011	15,292	2,204	2,111
Supplier contracts	17,344	17,344	—	—	—	—
Contractual obligations	$507,599	$50,285	$58,308	$185,430	$17,741	$195,835
(i)Finance leases are net of receivable on heavy equipment operating subleases of $6,564 (2022 - $2,188; 2023 - $4,376).
(ii)Operating leases are net of receivables on subleases of $3,236 (2022 - $1,248; 2023 - $1,495; 2024 - $493).
(iii)Non-lease components of lease commitments are net of receivables on subleases of $851 (2022 - $412; 2023 - $425; 2024 - $14). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.
Our total contractual obligations of $507.6 million as at June 30, 2022 increased from $471.9 million as at December 31, 2021, primarily as a result of the increase to the Credit Facility of $34.3 million and an increase to supplier contracts of $9.3 million, offset by a decrease in convertible debentures of $4.1 million and a decrease to financing obligations of $8.3 million.
We have no off-balance sheet arrangements.
Credit Facility
On September 29, 2021, we entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate that allows borrowing under the revolving loan to $325.0 million, with the ability to increase the maximum borrowings by an additional $50.0 million subject to certain conditions, and permits finance lease debt to a limit of $150.0 million. This expanded facility matures on October 8, 2024, with an option to extend on an annual basis, subject to certain conditions. The amended facility maintains financial covenant thresholds as well as other debt limits.
As at June 30, 2022, the Credit Facility had borrowings of $140.0 million (December 31, 2021 - $110.0 million) and $30.6 million in issued letters of credit (December 31, 2021 - $33.9 million). At June 30, 2022, our borrowing availability under the Credit Facility was $154.4 million (December 31, 2021 - $181.1 million).
Under the terms of the Credit Facility the Senior Leverage Ratio is to be maintained at less than or equal to 3.0:1. In the event we enter into a material acquisition, the maximum allowable Senior Leverage Ratio would increase to 3.50:1 for four quarters following the acquisition. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
Financial covenants are to be tested quarterly on a trailing four quarter basis. As at June 30, 2022, we were in compliance with the Company Credit Facility covenants. We fully expect to maintain compliance with our financial covenants during the subsequent twelve-month period.
For complete discussion on our covenants, see "Liquidity and Capital Resources - Credit Facility" in our most recent annual MD&A.

Management's Discussion and Analysis June 30, 2022	M-13	North American Construction Group Ltd.

Debt ratings
On March 28, 2022 S&P Global Ratings ("S&P") reiterated our Company outlook as "stable" and maintained our long-term corporate credit rating at "B+". For a complete discussion on debt ratings, see "Capital Structure and Securities - Debt Ratings" in our most recent AIF for the year ended December 31, 2021.
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at July 22, 2022, there were 28,565,627 voting common shares outstanding, which included 1,390,291 voting common shares held by the trust and classified as treasury shares on our consolidated balance sheets (28,889,027 common shares, including 1,574,655 common shares classified as treasury shares at June 30, 2022).
For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF.
Convertible debentures

	June 30, 2022	December 31, 2021
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.75	$40.4040	$3,509
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures maybe be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after June 30, 2026 at a redemption price equal to the principal amount. In each case, the Company will pay accrued and unpaid interest on the debentures redeemed to the redemption date.
The 5.00% convertible debentures are only redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the 5.00% convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.

Management's Discussion and Analysis June 30, 2022	M-14	North American Construction Group Ltd.

Share purchase program
We completed the normal course issuer bid ("NCIB") commenced on April 9, 2021, under which a maximum number of 2,000,000 common shares were authorized to be purchased. During the six months ended June 30, 2022, we purchased and subsequently cancelled 82,592 shares under this NCIB, at an average price of $17.92 per share. This resulted in a decrease of common shares of $0.7 million and a decrease to additional paid-in capital of $0.8 million.
On April 11, 2022, we commenced a NCIB under which a maximum number of 2,113,054 common shares were authorized to be purchased. During the three and six months ended June 30, 2022, we purchased and subsequently cancelled 1,051,309 shares under this NCIB, at an average price of $15.98 per share. This resulted in a decrease to common shares of $8.4 million and a decrease to additional paid-in capital of $8.4 million. This NCIB will terminate no later than April 10, 2023.
Backlog
The following summarizes our non-GAAP reconciliation of backlog as at June 30, 2022:

(dollars in thousands)	Jun 30, 2022	Dec 31, 2021
Performance obligations per financial statements	$169,517	$141,440
Add: undefined committed volumes	669,236	699,562
Backlog	$838,753	$841,002
Equity method investment backlog	765,404	830,943
Combined Backlog	$1,604,157	$1,671,945
Backlog decreased $2.2 million while combined backlog decreased by $67.8 million on a net basis, during the six months ended June 30, 2022 as contract awards and increased scopes of work mostly offset the revenue recognized of $116.4 million.
Revenue generated from backlog during the six months ended June 30, 2022 was $248.6 million and we estimate that $374.8 million of our backlog reported above will be performed over the balance of 2022 (full year estimate of $623.4 million). For the year ended December 31, 2021, revenue generated from backlog was $355.8 million.
Combined backlog decreased by $67.8 million on a net basis during the six months ended June 30, 2022, driven by a decrease in equity method investment backlog due to the same reasons as above.
ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements, in conformity with US GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2021.
Change in significant accounting policy - Basis of presentation
Prior to July 1, 2021, we elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method. During the three months ended September 30, 2021, we elected to change this policy to account for these unincorporated entities using the equity method, resulting in a change to the consolidation method for Dene
North Site Services and Mikisew North American Limited Partnership. This change allows for consistency in the presentation of our investments in affiliates and joint ventures. We have accounted for the change retrospectively according to the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative periods. For full disclosure, refer to note 22 in our Financial Statements for December 31, 2021.
Non-GAAP financial measures
We believe that the below non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.

Management's Discussion and Analysis June 30, 2022	M-15	North American Construction Group Ltd.

"Adjusted net earnings" is defined as net income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income. These adjustments are tax effected in the calculation of adjusted net earnings.
"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
“Equity investment EBIT” is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
“Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
“Equity investment depreciation and amortization” is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example adjusted EBITDA does not:
•reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures; (iv) mortgage; (v) promissory notes; and (vi) financing obligations. We believe total debt is a meaningful measure in understanding our complete debt obligations.
"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Senior debt" is defined as total debt, excluding convertible debentures, deferred financing costs, mortgage related to NACG Acheson Ltd., and debt related to investment in affiliates and joint ventures. Senior debt is used primarily for our bank covenants contained in the Credit Facility agreement.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.

Management's Discussion and Analysis June 30, 2022	M-16	North American Construction Group Ltd.

"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 5 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction. Our equity consolidated backlog is calculated based on backlog amounts from our joint venture and affiliates and taken at our ownership percentage.
“Growth capital” is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures result in a meaningful increase to earnings and cash flow potential.
“Sustaining capital” is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
“Capital work in progress” is defined growth capital and sustaining capital prior to commissioning and not available for use.
Non-GAAP ratios
"Margin" is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Adjusted EBITDA Margin" is defined as adjusted EBITDA divided by total combined revenue.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Supplementary Financial Measures
"Gross profit margin" represents gross profit as a percentage of revenue.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and the Executive Vice President & Chief Financial Officer concluded that as of June 30, 2022 such disclosure controls and procedures were effective.

Management's Discussion and Analysis June 30, 2022	M-17	North American Construction Group Ltd.

Management’s report on internal control over financial reporting
In early 2020, many of our corporate office staff and site administrative staff began working remotely from home due to the COVID-19 pandemic. This change required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes to our internal controls over financial reporting (“ICFR”) for the three and six months ended June 30, 2022 that have materially affected, or are reasonably likely to affect, our ICFR.
LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Our Business - Health, Safety and Environmental” in our most recent Annual Information Form for a complete discussion on this topic.
Employees and Labour Relations
As at June 30, 2022, we had 195 salaried employees (June 30, 2021 - 191 salaried employees) and 1,576 hourly employees (June 30, 2021 - 1,563 hourly employees) in our western Canadian operations (excluding employees employed by Nuna). Of the hourly employees, approximately 83% of the employees are union members and work under collective bargaining agreements (June 30, 2021 - 84% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
OUTLOOK
Our expectation that our projected free cash flows for the full year 2022, in the range of $65 to $90 million, reduced from previous reporting, will improve our liquidity position. We maintain our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet and pursue opportunities to continue our diversification and growth objectives.

Key measures	2022
Adjusted EBITDA	$200 - $230M
Sustaining capital	$90 - $100M
Adjusted EPS	$1.65 - $2.05
Free cash flow	$65 - $90M

Capital allocation
Deleverage	$15 - $40M
Shareholder activity (dividends, NCIB, trust purchases)	$30 - $40M
Growth spending	$10 - $15M

Leverage ratios
Senior debt	1.1x - 1.5x
Net debt	1.4x - 1.8x
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.

Management's Discussion and Analysis June 30, 2022	M-18	North American Construction Group Ltd.

Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "continue", "expect", "project", "will" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:
•All statements regarding levels of backlog and the periods of time over which we expect to perform backlog.
•Our estimates of the degree to which actual work performed under our contracts over their terms will exceed initial contractual backlog determinations.
•Our expectation that we will continue to maintain compliance with our financial covenants for at least the next twelve-month period.
•Our expectation that projected free cash flows for 2022, in the range of $65 to $90 million, will improve liquidity over 2022.
•Our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet significantly and pursue many opportunities to continue our diversification and growth objectives.
Assumptions
Material factors or assumptions used to develop forward-looking statements include, but are not limited to:
•consistent or improved site access restrictions related to COVID-19 safety protocols;
•oil prices remaining stable and not dropping significantly in the remainder of 2022;
•oil sands production continuing to be resilient;
•continuing demand for heavy construction and earth-moving services, including that actual demand will exceed contractually committed demand at levels consistent with past experience;
•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our ability to attract, develop and retain skills tradespeople;
•our continued ability to access sufficient funds to meet our funding requirements;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
These material factors and assumptions are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2021 and in our most recently filed Annual Information Form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to

Management's Discussion and Analysis June 30, 2022	M-19	North American Construction Group Ltd.

identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” above, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2021 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Risk Management
We are exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to our Company and operations have been reviewed and assessed to reflect changes in market conditions and operating activities.
Market Risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios. We have experienced no material change in market risk as of the quarter ended June 30, 2022. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2021.
Risk Factors Related to COVID-19
While markets and economies have somewhat stabilized as governments and industry have implemented measures to mitigate the impacts of the pandemic, the situation continues to evolve. Should the pandemic worsen, we could be subject to additional or continued adverse impacts, including, but not limited to restrictions or limitations on the ability of our employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects. The ultimate duration and magnitude of the pandemic and its financial effect on us is not known at this time. We are continuously monitoring the situation, however, and working with our customers and suppliers to mitigate its effects.
ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2021, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

Management's Discussion and Analysis June 30, 2022	M-20	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	June 30, 2022	December 31, 2021
Assets
Current assets
Cash		$11,717	$16,601
Accounts receivable	4	67,160	68,787
Contract assets	5(b)	9,906	9,759
Inventories	6	47,402	44,544
Prepaid expenses and deposits		4,461	6,828
Assets held for sale		43	660
		140,689	147,179
Property, plant and equipment, net of accumulated depreciation of $361,173 (December 31, 2021 – $339,505)		641,580	640,950
Operating lease right-of-use assets		16,437	14,768
Investments in affiliates and joint ventures	7	59,761	55,974
Other assets		4,726	6,000
Goodwill and intangible assets		6,616	4,407
Deferred tax assets		374	—
Total assets		$870,183	$869,278
Liabilities and shareholders’ equity
Current liabilities
Accounts payable		$73,645	$76,251
Accrued liabilities		19,499	33,389
Contract liabilities	5(b)	519	3,349
Current portion of long-term debt	8	20,575	19,693
Current portion of finance lease obligations		23,294	25,035
Current portion of operating lease liabilities		3,542	3,317
		141,074	161,034
Long-term debt	8	328,486	306,034
Finance lease obligations		26,416	29,686
Operating lease liabilities		13,028	11,461
Other long-term obligations		21,385	26,400
Deferred tax liabilities		60,928	56,200
		591,317	590,815
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – June 30, 2022 - 28,889,027 (December 31, 2021 – 30,022,928))	9(a)	237,897	246,944
Treasury shares (June 30, 2022 - 1,574,655 (December 31, 2021 - 1,564,813))	9(a)	(17,997)	(17,802)
Additional paid-in capital		30,550	37,456
Retained earnings		28,398	11,863
Accumulated other comprehensive income		18	2
Shareholders' equity		278,866	278,463
Total liabilities and shareholders’ equity		$870,183	$869,278
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2022	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2022	2021	2022	2021
			Note 13		Note 13
Revenue	5	$168,028	$139,333	$344,739	$307,180
Project costs	10(b)	74,632	41,557	136,747	92,159
Equipment costs	10(b)	54,616	56,954	116,569	111,839
Depreciation		26,340	26,369	57,032	57,540
Gross profit		12,440	14,453	34,391	45,642
General and administrative expenses	10(b)	5,052	13,620	11,284	22,963
Loss (gain) on disposal of property, plant and equipment		1,087	(354)	1,164	(612)
Operating income		6,301	1,187	21,943	23,291
Interest expense, net	11	5,565	4,395	10,247	8,937
Equity earnings in affiliates and joint ventures	7	(8,335)	(5,157)	(14,576)	(9,447)
Net realized and unrealized gain on derivative financial instruments		—	(253)	—	(2,737)
Income before income taxes		9,071	2,202	26,272	26,538
Current income tax expense		335	—	497	—
Deferred income tax (benefit) expense		1,222	(540)	4,704	4,410
Net income		$7,514	$2,742	$21,071	$22,128
Other comprehensive income
Unrealized foreign currency translation gain		25	—	16	—
Comprehensive income		$7,539	$2,742	$21,087	$22,128
Per share information
Basic net income per share	9(b)	$0.27	$0.10	$0.75	$0.78
Diluted net income per share	9(b)	$0.25	$0.09	$0.69	$0.72
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2022	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Equity
Balance at December 31, 2020	$255,064	$(18,002)	$46,536	$(35,155)	$—	$248,443
Net income	—	—	—	22,128	—	22,128
Dividends ($0.08 per share)	—	—	—	(2,116)	—	(2,116)
Exercise of stock options	730	—	(289)	—	—	441
Share purchase program	(8,979)	—	(7,540)	—	—	(16,519)
Purchase of treasury shares	—	(156)	—	—	—	(156)
Stock-based compensation	—	—	2,099	—	—	2,099
Balance at June 30, 2021	$246,815	$(18,158)	$40,806	$(15,143)	$—	$254,320

Balance at December 31, 2021	$246,944	$(17,802)	$37,456	$11,863	$2	$278,463
Net income	—	—	—	21,071	—	21,071
Unrealized foreign currency translation gain	—	—	—	—	16	16
Dividends ($0.16 per share)	—	—	—	(4,536)	—	(4,536)
Share purchase program	(9,047)	—	(9,238)	—	—	(18,285)
Purchase of treasury shares	—	(195)	—	—	—	(195)
Stock-based compensation	—	—	2,332	—	—	2,332
Balance at June 30, 2022	$237,897	$(17,997)	$30,550	$28,398	$18	$278,866
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2022	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2022	2021	2022	2021
			Note 13		Note 13
Cash provided by (used in):
Operating activities:
Net income		$7,514	$2,742	$21,071	$22,128
Adjustments to reconcile to net cash from operating activities:
Depreciation		26,340	26,369	57,032	57,540
Amortization of deferred financing costs	11	269	236	550	441
Loss (gain) on disposal of property, plant and equipment		1,087	(354)	1,164	(612)
Net realized and unrealized gain on derivative financial instruments		—	(253)	—	(2,737)
Stock-based compensation expense (benefit)		(1,844)	7,651	(567)	10,025
Equity earnings in affiliates and joint ventures	7	(8,335)	(5,157)	(14,576)	(9,447)
Cash settlement of former director's deferred share unit plan		—	(2,300)	—	(2,300)
Dividends and advances received from affiliates and joint ventures	7	7,577	85	8,973	9,347
Other adjustments to cash from operating activities		(457)	(576)	(124)	(676)
Deferred income tax (benefit) expense		1,222	(540)	4,704	4,410
Net changes in non-cash working capital	12(b)	2,112	(2,636)	(18,557)	(21,023)
		35,485	25,267	59,670	67,096
Investing activities:
Purchase of property, plant and equipment		(27,121)	(28,880)	(52,386)	(58,069)
Additions to intangible assets		(1,043)	(257)	(2,616)	(568)
Proceeds on disposal of property, plant and equipment		1,527	7,750	2,045	8,818
Investment in affiliates and joint ventures	7	—	(1,960)	(163)	(1,960)
Net repayments of loans from affiliates and joint ventures		1,545	602	1,217	1,506
Settlement of derivative financial instrument	8(b)	—	860	—	7,071
		(25,092)	(21,885)	(51,903)	(43,202)
Financing activities:
Proceeds from long-term debt	8	23,400	74,750	43,400	96,450
Repayment of long-term debt	8	(15,600)	(80,271)	(20,466)	(109,466)
Financing costs		—	(3,509)	—	(3,509)
Repayment of finance lease obligations		(6,801)	(8,291)	(13,706)	(16,445)
Dividend payment	9(d)	(2,277)	(1,123)	(3,415)	(2,163)
Proceeds from exercise of stock options		—	345	—	441
Share purchase program	9(c)	(17,417)	(513)	(18,285)	(16,519)
Purchase of treasury shares	9(a)	(128)	(78)	(195)	(156)
		(18,823)	(18,690)	(12,667)	(51,367)
Decrease in cash		(8,430)	(15,308)	(4,900)	(27,473)
Effect of exchange rate on changes in cash		25	—	16	—
Cash, beginning of period		20,122	31,282	16,601	43,447
Cash, end of period		$11,717	$15,974	$11,717	$15,974
Supplemental cash flow information (note 12(a)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2022	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the “Company”) was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company, and its wholly-owned incorporated subsidiaries in Canada, the United States, and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships and joint ventures.
The Company has prepared these interim consolidated financial statements on the same basis as its annual consolidated financial statements.
The Company's full year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. Oil sands mining revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work while civil construction revenues are typically highest during the third and fourth quarter, as weather conditions during these seasons are most favorable for this type of work. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
3. Accounting pronouncements recently adopted
Debt with conversion and other options
The Company adopted the new standard for debt with conversion and other options effective January 1, 2022. In September 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options and Derivatives and Hedging – Contracts in Entity’s own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. The adoption of this new standard did not have a material impact to the consolidated financial statements.
4. Accounts receivable

	June 30, 2022	December 31, 2021
Trade	$39,241	$51,774
Holdbacks	193	380
Accrued trade receivables	19,490	12,266
Contract receivables	$58,924	$64,420
Other	8,236	4,367
	$67,160	$68,787
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period.

Interim Consolidated Financial Statements (Unaudited) June 30, 2022	F-5	North American Construction Group Ltd.

5. Revenue
a) Disaggregation of revenue

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Revenue by source
Operations support services	$144,720	$132,399	$317,121	$284,227
Equipment and component sales	20,267	1,652	24,577	1,857
Construction services	3,041	5,282	3,041	21,096
	$168,028	$139,333	$344,739	$307,180

Revenue by commercial terms
Time & materials	$133,627	$103,408	$241,966	$181,029
Unit price	32,002	33,334	97,571	120,677
Lump-sum	2,399	2,591	5,202	5,474
	$168,028	$139,333	$344,739	$307,180

Timing of revenue recognized
As-invoiced	$144,311	$104,752	$264,750	$185,222
Cost-to-cost percent complete	3,450	32,929	55,412	120,101
Point-in-time	20,267	$1,652	24,577	1,857
	$168,028	$139,333	$344,739	$307,180
b) Contract balances
Contract assets:

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
		Note 13		Note 13
Balance, beginning of period	$10,702	$5,598	$9,759	$7,008
Transferred to receivables from contract assets recognized at the beginning of the period	(2,780)	(5,598)	(6,053)	(7,008)
Increases (decreases) as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	(1,998)	11	2,218	11
Increases as a result of work completed, but not yet an unconditional right to consideration	3,982	5,402	3,982	5,402
Balance, end of period	$9,906	$5,413	$9,906	$5,413
Contract liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
		Note 13		Note 13
Balance, beginning of period	$1,648	$5,564	$3,349	$1,512
Revenue recognized that was included in the contract liability balance at the beginning of the period	(1,648)	(5,564)	(3,349)	(1,512)
Increases due to cash received, excluding amounts recognized as revenue during the period	519	1,266	519	1,266
Balance, end of period	$519	$1,266	$519	$1,266

Interim Consolidated Financial Statements (Unaudited) June 30, 2022	F-6	North American Construction Group Ltd.

c) Transaction price allocated to the remaining performance obligations
For the six months remaining in 2022, the transaction price allocated to remaining performance obligations is $169,517. This includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.
d) Contract costs
The following table summarizes contract costs included within other assets on the Consolidated Balance Sheets:

	June 30, 2022	December 31, 2021
Fulfillment costs	$1,143	$2,673
Reimbursable bid costs	—	—
	$1,143	$2,673
During the six months ended June 30, 2022, fulfillment costs of $641 and reimbursable bid costs of $0 were capitalized (December 31, 2021 - $2,909 and $1,464, respectively). During the six months ended June 30, 2022, fulfillment costs of $2,171 and reimbursable bid costs of $0 were amortized (December 31, 2021 – $1,668 and $2,001, respectively). Reimbursable bid costs received in excess of amounts capitalized have been recognized in general and administrative expenses as a recovery.
e) Unpriced contract modifications
The Company recognized revenue from variable consideration related to unpriced contract modifications for the three and six months ended June 30, 2022 of $6,390 (three and six months ended June 30, 2021 - $nil).
The Company has recorded amounts in contract assets related to uncollected consideration from revenue recognized on unpriced contract modifications as at June 30, 2022 of $6,390 (December 31, 2021 - $nil).
6. Inventories

	June 30, 2022	December 31, 2021
Repair parts	$24,563	$19,519
Tires and track frames	2,712	2,617
Fuel and lubricants	1,830	1,832
Parts and supplies	29,105	23,968
Parts, supplies and components for equipment rebuilds	13,232	15,858
Customer rebuild work in process	5,065	4,718
	$47,402	$44,544
7. Investments in affiliates and joint ventures

Affiliate or joint venture name:	Interest
Nuna Group of Companies
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
NAYL Realty Inc.	49%
BNA Remanufacturing Limited Partnership	50%
Dene North Site Services Partnership	49%
Mikisew North American Limited Partnership	49%
ASN Constructors	30%
Red River Valley Alliance LLC	15%

Interim Consolidated Financial Statements (Unaudited) June 30, 2022	F-7	North American Construction Group Ltd.

The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
		Note 13		Note 13
Balance, beginning of the period	$60,478	$41,439	$55,974	$46,263
Additions	—	1,960	163	2,321
Share of net income	8,335	5,157	14,576	9,447
Dividends and advances received from affiliates and joint ventures	(7,577)	(85)	(8,973)	(9,347)
Other adjustments	(1,475)	(464)	(1,979)	(677)
Balance, end of the period	$59,761	$48,007	$59,761	$48,007

The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

	June 30, 2022	December 31, 2021
Assets
Current assets	$167,048	$118,371
Non-current assets	102,954	42,406
Total assets	$270,002	$160,777
Liabilities
Current liabilities	$119,438	$82,926
Non-current liabilities	90,803	21,877
Total liabilities	$210,241	$104,803
Net investments in affiliates and joint ventures	$59,761	$55,974
Statements of Operations

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
		Note 13		Note 13
Revenues	$125,774	$72,164	$251,204	$135,618
Gross profit	9,399	7,404	19,956	13,521
Income before taxes	8,815	5,174	15,746	9,759
Net income	8,335	5,157	14,576	9,447
Related parties
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured, and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates and all other accounts receivable amounts are non-interest bearing.

	June 30, 2022	December 31, 2021
Accounts receivable	$55,576	$31,050
Other assets	1,143	2,162
Accounts payable and accrued liabilities	278	286
The Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, equipment rental revenue, equipment and component sales, and management fees. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the six months ended June 30, 2022 and 2021, revenue earned from these services was $268,058 and $137,306, respectively. The majority of services are being completed through the Mikisew North American Limited Partnership ("MNALP") which performs the role of contractor and sub-contracts work to the Company.

Interim Consolidated Financial Statements (Unaudited) June 30, 2022	F-8	North American Construction Group Ltd.

8. Long-term debt

	Note	June 30, 2022	December 31, 2021
Credit Facility	8(a)	$140,000	$110,000
Convertible debentures	8(b)	129,750	129,750
Mortgage		29,622	30,000
Financing obligations		40,368	47,945
Promissory notes		14,099	13,210
Unamortized deferred financing costs		(4,778)	(5,178)
		$349,061	$325,727
Less: current portion of long-term debt		(20,575)	(19,693)
		$328,486	$306,034
a) Credit Facility
On September 29, 2021, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate that allows borrowing under the revolving loan to $325.0 million with the ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions. The amended agreement extended the facility maturity to October 8, 2024, with an option to extend on an annual basis, subject to certain conditions. The Credit Facility permits finance lease obligations to a limit of $150.0 million and certain other borrowings outstanding to a limit of $20.0 million. In the amended agreement, the permitted amount of $150.0 million was expanded to include guarantees provided by the Company to a permitted joint venture, provided that the value of such obligations shall not exceed the permitted amount. As at June 30, 2022, the Company did not exceed these limits.
As at June 30, 2022, there was $30.6 million (December 31, 2021 - $33.9 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $154.4 million (December 31, 2021 - $181.1 million).
As at June 30, 2022, there was $20.7 million in borrowing availability under finance lease obligations (December 31, 2021 - $28.6 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that the Company guarantees. As at June 30, 2022, there was $5.9 million borrowing availability under other borrowings (December 31, 2021 - $6.8 million).
The Credit Facility has financial covenants that must be tested quarterly on a trailing four-quarter basis. The financial covenants consist of senior leverage and fixed charge coverage ratios. As at June 30, 2022, the Company was in compliance with its financial covenants.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (“LIBOR”) (all such terms as used or defined in the Credit Facility), plus applicable margins. Effective December 31, 2021, LIBOR has been discontinued for future contracts; however, it will be available and published until June 2023 for contracts entered before 2022. During the transition, the Company will either have the option to use LIBOR until June 2023 or to choose an alternative rate like Secured Overnight Financing Rate (“SOFR”). The Company is also subject to non-refundable standby fees, 0.40% to 0.75% depending on the Company’s Total Debt to Bank EBITDA Ratio. Total debt ("Total Debt”) is defined in the Credit Facility as long-term debt including finance leases and letters of credit, excluding convertible debentures, deferred financing costs, the mortgage related to NACG Acheson Ltd., and other non-recourse debt. The Credit Facility is secured by a first priority lien on all of the Company’s existing and after-acquired property excluding the Company’s first securities interests on the Business Development Bank of Canada (“BDC”) mortgage.
On December 3, 2021, the Company entered into an agreement with a financial institution to provide a guarantee for a revolving equipment lease credit facility of $45 million for MNALP, an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at June 30, 2022 the available balance on this facility was $6.8 million (December 31, 2021 - $28.1 million). At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded.

Interim Consolidated Financial Statements (Unaudited) June 30, 2022	F-9	North American Construction Group Ltd.

b) Convertible debentures

	June 30, 2022	December 31, 2021
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750
On June 1, 2021, the Company issued $65,000 aggregate principal amount of 5.50% convertible unsecured subordinated debentures. On June 4, 2021, the underwriters exercised the over-allotment option, in full, purchasing an additional $9,750 aggregate principal amount of 5.50% convertible unsecured subordinated debentures.
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.75	$40.4040	$3,509
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures may be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after June 30, 2026 at a redemption price equal to the principal amount. In each case, the Company will pay accrued and unpaid interest on the debentures redeemed to the redemption date.
The 5.00% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the 5.00% convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
9. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding as at December 31, 2021	30,022,928	(1,564,813)	28,458,115
Retired through share purchase program	(1,133,901)	—	(1,133,901)
Purchase of treasury shares	—	(9,842)	(9,842)
Issued and outstanding as at June 30, 2022	28,889,027	(1,574,655)	27,314,372

Interim Consolidated Financial Statements (Unaudited) June 30, 2022	F-10	North American Construction Group Ltd.

b) Net income per share

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
		Note 13		Note 13
Net income	$7,514	$2,742	$21,071	$22,128
Interest from convertible debentures (after tax)	—	—	2,919	1,453
Diluted net income available to common shareholders	$7,514	$2,742	$23,990	$23,581

Weighted-average number of common shares	27,968,510	28,077,514	28,196,369	28,202,488
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,574,180	1,855,508	1,571,020	1,853,010
Dilutive effect of stock options	—	78,596	—	82,505
Dilutive effect of 5.00% convertible debentures	—	—	2,095,236	2,095,236
Dilutive effect of 5.50% convertible debentures	—	—	3,020,199	500,585
Weighted-average number of diluted common shares	29,542,690	30,011,618	34,882,824	32,733,824

Basic net income per share	$0.27	$0.10	$0.75	$0.78
Diluted net income per share	$0.25	$0.09	$0.69	$0.72
For the three months ended June 30, 2022, there were 2,095,236 and 3,020,199 shares issuable on conversion of the 5.00% and 5.50% convertible debentures, respectively, that were considered anti-dilutive and therefore not considered in computing diluted net income per share (three months ended June 30, 2021 - 2,095,236 and 500,585 shares were anti-dilutive, respectively).
For the six months ended June 30, 2022 and six months ended June 30, 2021, all securities were dilutive.
c) Share purchase program
During the six months ended June 30, 2022, the Company completed the normal course issuer bid ("NCIB") which commenced on April 9, 2021 upon the purchases and cancellation of 82,592 common shares. The purchases resulted in a decrease of common shares of $665 and a decrease to additional paid-in capital of $816.
On April 11, 2022, the Company commenced a NCIB under which a maximum number of 2,113,054 common shares were authorized to be purchased. During the three months ended June 30, 2022, the Company purchased and subsequently cancelled 1,051,309 shares under this NCIB, which resulted in a decrease of common shares of $8,382 and a decrease to additional paid-in capital of $8,422. This NCIB will be terminated no later than April 10, 2023.
d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q2 2021	April 27, 2021	0.04	May 27, 2021	July 9, 2021	$1,123
Q3 2021	July 27, 2021	0.04	August 31, 2021	October 8, 2021	1,137
Q4 2021	October 26, 2021	0.04	November 30, 2021	January 7, 2022	1,138
Q1 2022	February 15, 2022	0.08	March 4, 2022	April 8, 2022	2,277
Q2 2022	April 26, 2022	0.08	May 27, 2022	July 8, 2022	2,259
10. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of fair value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, contract assets, loans to affiliates and joint ventures (included in other assets), acquisition earn-out liability (included in accrued liabilities and other long-term obligations), accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to

Interim Consolidated Financial Statements (Unaudited) June 30, 2022	F-11	North American Construction Group Ltd.

the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes and mortgage have carrying values that are not materially different than their fair values due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		June 30, 2022		December 31, 2021
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	129,750	125,660	129,750	135,963
Financing obligations	Level 2	40,368	38,930	47,945	47,010
b) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to ensure that significant risks have been reviewed and assessed to reflect changes in market conditions and operating activities.
The Company is exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has also significantly mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. For clarity, revenues from these investments are not included in revenue reported in the consolidated financial statements.
The following customers accounted for 10% or more of revenue reported in the financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
		Note 13		Note 13
Customer A	34%	47%	33%	43%
Customer B	20%	26%	22%	31%
Customer C	19%	1%	21%	1%
Customer D	13%	23%	15%	22%
Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the table above.
The Company is protected against inflation risk given the contracts in place due to annual contractual price increases but with the cost increases experienced at operating sites, the timing of contractual price increases poses a short-term risk to financial results. This risk is primarily due to the public reporting of index values lagging actual cost increases by one to three months.
The Company has been exposed to and managed the risks of the COVID-19 pandemic for over two years. The situation continues to evolve while markets and economies have stabilized, with governments and industry largely having removed the risk mitigation measures put in place in 2020. Should the material impacts of the pandemic re-emerge, the Company could be subject to adverse impacts including, but not limited to, restrictions or limitations on the ability of employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects.
In response to the economic slowdown caused by COVID-19, the Government of Canada introduced the Canada Emergency Wage Subsidy, an employer assistance program which ended October 2021. For the three months ended June 30, 2021, the Company recognized $6,221, presented as reductions in project costs, equipment costs and general and administrative expenses of $3,714, $2,025 and $482, respectively. For the six months ended June 30, 2021, the Company recognized $11,997, presented as reductions in project costs, equipment costs and general and administrative expenses of $7,515, $3,726 and $756, respectively. No amounts were received in 2022.

Interim Consolidated Financial Statements (Unaudited) June 30, 2022	F-12	North American Construction Group Ltd.

11. Interest expense, net

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
		Note 13		Note 13
Credit Facility	$1,753	$1,679	$3,182	$3,587
Convertible debentures	1,710	1,008	3,402	1,686
Finance lease obligations	429	610	868	1,237
Mortgage	252	242	506	486
Promissory notes	121	107	236	214
Financing obligations	340	425	677	805
Amortization of deferred financing costs	269	235	550	441
Interest expense	$4,874	$4,306	$9,421	$8,456
Other interest expense	691	89	826	481
	$5,565	$4,395	$10,247	$8,937
12. Other information
a) Supplemental cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
		Note 13		Note 13
Cash paid during the period for:
Interest	$5,845	$2,780	$9,762	$7,340
Cash received during the period for:
Interest	14	18	21	56
Operating subleases included in cash from operations	1,840	2,087	3,875	4,330
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	—	—	8,695	15,023
Increase in assets held for sale, offset by property, plant and equipment	2,363	2,780	2,448	4,020
Decrease to property, plant and equipment upon investment contribution to affiliates and joint ventures	—	—	—	(362)
Non-cash working capital exclusions:
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	—	—	639	223
Net increase in accrued liabilities related to the current portion of deferred stock units liability	—	1,874	—	1,725
Net increase in accrued liabilities related to the current portion of acquisition DGI earn-out liability	(101)	—	(1,193)	—
Net increase in accrued liabilities related to taxes payable	18	—	(350)	—
Net increase in accrued liabilities related to dividend payable	18	—	(1,121)	44

Interim Consolidated Financial Statements (Unaudited) June 30, 2022	F-13	North American Construction Group Ltd.

b) Net change in non-cash working capital
The table below represents the cash (used in) provided by non-cash working capital:

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
		Note 13		Note 13
Operating activities:
Accounts receivable	$(9,455)	$16,794	$1,627	$(11,967)
Contract assets	796	185	(147)	1,595
Inventories	6,627	(6,264)	(2,858)	(8,823)
Contract costs	877	(1,435)	1,530	(2,466)
Prepaid expenses and deposits	192	(431)	2,642	652
Accounts payable	8,580	(3,137)	(2,606)	5,009
Accrued liabilities	(4,376)	(4,050)	(15,915)	(4,777)
Contract liabilities	(1,129)	(4,298)	(2,830)	(246)
	$2,112	$(2,636)	$(18,557)	$(21,023)
13. Change in significant accounting policy - Basis of presentation
Prior to July 1, 2021, the Company elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method. During the three months ended September 30, 2021, the Company elected to change this policy to account for these unincorporated entities using the equity method, resulting in a change to the consolidation method for Dene North Site Services and Mikisew North American Limited Partnership. This change allows for consistency in the presentation of the investments in affiliates and joint ventures. The Company has accounted for the change retrospectively according to the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative periods. For full disclosure, refer to note 22 in our Financial Statements for December 31, 2021.

Interim Consolidated Financial Statements (Unaudited) June 30, 2022	F-14	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Joseph Lambert, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended June 30, 2022.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2022 and ended on June 30, 2022 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: July 27, 2022

/s/ Joseph Lambert
Joseph Lambert, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended June 30, 2022.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2022 and ended on June 30, 2022 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: July 27, 2022

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer